    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 25, 2000
                                                      REGISTRATION NO. 333-35128


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    ----------------------------------------


                          PRE-EFFECTIVE AMENDMENT NO. 1
                        TO THE REGISTRATION STATEMENT ON


                                    FORM S-6

                    ----------------------------------------

                    FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

                    ----------------------------------------

A.   EXACT NAME OF TRUST:

                   TIERS(SM) CORPORATE-BACKED TRUST, SERIES 1

B.   NAME OF DEPOSITOR:

                            STRUCTURED PRODUCTS CORP.

C.   COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICE:

                            STRUCTURED PRODUCTS CORP.
                        390 Greenwich Street - 6th floor
                               New York, NY 10013

D.   NAMES AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                                  COPY:

             MATTHEW R. MAYERS                           ROSE F. DIMARTINO, ESQ.
     390 Greenwich Street - 6th Floor                       787 Seventh Avenue
            New York, NY 10013                              New York, NY 10019

E.   TITLE OF SECURITIES BEING REGISTERED:

     An indefinite number of Certificates pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended.

F.   APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

     As soon as practicable after the effective date of the Registration Statement.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                   TIERS(SM) Corporate-Backed Trust, Series 1
                              Cross Reference Sheet
                     Pursuant to Rule 404(c) of Regulation C
                        under the Securities Act of 1933
                 (Form N-8B-2 Items required by Instructions as
                         to the Prospectus in Form S-6)

     Form N-8B-2                                             Form S-6
     Item Number                                       Heading in Prospectus

                     I. Organization and General Information
1.   (a) Name of Trust.................................      Cover pages.

     (b) Title of Securities issued....................      Cover pages.


2.   Name and address of each depositor................      The Sponsor; Part II, B.


3.   Name and address of trustee.......................      Description of the Trust Agreement; Part II, B.

4.   Name and address of principal underwriter.........      Method of Distribution.

5.   State of organization of trust....................      Formation of the Trust.

6.   Dates of execution and termination of trust
     agreement.........................................      Formation of the Trust; Description of the
                                                             Trust Agreement--Termination of the Trust.

7.   Changes of name...................................      Not applicable.

8.   Fiscal year.......................................      Records and Reports.

9.   Litigation........................................      Formation of the Trust.

                    II. General Description of the Trust and
                             Securities of the Trust

10.  (a) Registered or bearer securities...............      Description of the Certificates--Book-entry
                                                             Certificates.

     (b) Cumulative or distributive securities.........      Description of the Certificates--Distributions.

     (c) Redemption....................................      Description of the Certificates--Redemption
                                                             Right.

     (d) Conversion, transfer, etc.....................      Description of the Certificates--Book-entry
                                                             Certificates.


                                       i



     (e) Periodic payment plan.........................      Not applicable.

     (f) Voting rights.................................      Description of the Trust Agreement--Voting
                                                             Rights,--Voting of Underlying Debentures.

     (g) Notice to certificateholders..................      Description of the Certificates--Modifications
                                                             or Amendments.

     (h) Consents required.............................      Description of the Certificates--Registration
                                                             of Trustee.

     (i) Other provisions..............................      Not applicable.

11.  Type of securities comprising units...............      Description of the Underlying Debentures;
                                                             Appendix A.

12.  Certain information regarding periodic payment
     certificates......................................      Not applicable.


13.  (a) Load, fees, expenses, etc.....................      Summary; Description of the Underlying
                                                             Debentures--Underwriter's Profits.


     (b) Certain information regarding periodic payment
         certificates..................................      Not applicable.

     (c) Certain percentages...........................      Not applicable.

     (d) Certain differences in prices.................      Not applicable.


     (e) Certain other fees, etc. payable by holders...      Summary; Description of the Certificates--
                                                             Trustee Fees Upon Redemption of Certificates
                                                             or Issuance of Additional Certificates.


     (f) Certain other profits.........................      Risk Factors--Possible Conflicts of Interest;
                                                             Description of the Underlying Debentures--The
                                                             Underwriter and the Underlying Issuers.

     (g) Ratio of annual charges to income.............      Not applicable.

14.  Issuance of trust's securities....................      Description of the Certificates--Book-entry
                                                             Certificates.

15.  Receipt and handling of payments from purchasers        Use of Proceeds; Method of Distribution.


16.  Acquisition and disposition of underlying securities    Formation of the Trust; Description of the
                                                             Certificates--In-Kind Distribution of
                                                             Underlying Debenture Following Rating
                                                             Downgrade, Payment Default or Acceleration.


                                       ii



17.  Withdrawal or redemption..........................      Description of the Certificates--Redemption
                                                             Right.

18.  (a) Receipt, custody and disposition of income....      Description of the Certificates--Distributions.

     (b) Reinvestment of distributions.................      Not applicable.

     (c) Reserves or special funds.....................      Not applicable.

     (d) Schedule of distributions.....................      Not applicable.

19.  Records, accounts and reports.....................      Records and Reports.

20.  Certain miscellaneous provisions of trust agreement
     (a) and (b) Amendment and Termination.............      Description of the Trust Agreement--
                                                             Modifications or Amendments.

     (c) and (d) Trustee, removal and successor........      Description of the Trust Agreement--
                                                             Resignation of Trustee.


     (e) and (f) depositor, removal and successor......      Not applicable.


21.  Loans to security holders.........................      Not applicable.

22.  Limitations on liability..........................      Description of the Trust Agreement--the
                                                             Trustee; Miscellaneous;

23.  Bonding arrangements..............................      Part II, A. I.

24.  Other material provisions of trust agreement......      Not applicable.

                        III. Organization, Personnel and
                         Affiliated Persons of Depositor


25.  Organization of depositor.........................      The Sponsor.


26.  Fees received by depositor........................      Not applicable.


27.  Business of depositors............................      The Sponsor.

28.  Certain information as to officials and affiliated
     persons of depositors.............................      The Sponsor; Description of the Underlying
                                                             Debentures.



                                      iii




29.  Voting securities of depositor....................      The Sponsor.


30.  Persons controlling depositor.....................      Not applicable.

31.  Payments by depositor for certain services rendered
     to trust..........................................      Not applicable.

32.  Payments by depositor for certain other services
     rendered to trust.................................      Not applicable.

33.  Remuneration of employees of depositor for certain
     services rendered to trust........................      Not applicable.

34.  Remuneration of other persons for certain services
     rendered to trust.................................      Not applicable.

                  IV. Distribution and Redemption of Securities

35.  Distribution of trust's securities by states......      Not applicable.

36.  Suspension of sales of trust's securities.........      Not applicable.

37.  Revocation of authority to distribute.............      Not applicable.

38.  (a) Method of distribution........................      Method of Distribution.

     (b) Underwriting agreements.......................      Method of Distribution.

     (c) Selling agreements............................      Not applicable.

39.  (a) Organization of principal underwriter.........      Method of Distribution.

     (b) NASD membership of principal underwriter            Method of Distribution.

40.  Certain fees received by principal underwriters...      Not applicable.

41.  (a)  Business of each principal underwriter.......      Method of Distribution.

     (b)  Branch offices of each principal underwriter.      Not applicable.

     (c)  Salesmen of each principal underwriter.......      Not applicable.

42.  Ownership of trust's securities by certain persons      Not applicable.


                                       iv



43.  Certain brokerage commissions received by principal
     underwriters......................................      Not applicable.

44.  (a)  Method of valuation..........................      Description of Certificates--General.

     (b)  Schedule as to offering price................      Not applicable.

     (c)  Variation in offering price to certain persons     Not applicable.

45.  Suspension of redemption rights...................      Not applicable.

46.  (a)  Redemption valuation.........................      Description of the Certificates--In-Kind
                                                             Distribution of Underlying Debenture Following
                                                             Downgrade, Payment Default or Acceleration.

     (b)  Schedule as to redemption price..............      Not applicable.

47.  Maintenance of position in underlying securities..      Not applicable.

                      V. Information Concerning the Trustee
                                  or Custodian

48.  Organization and regulation of trust..............      Description of the Trust Agreement--The
                                                             Trustee.


49.  Fees and expenses of trustee......................      Summary; Description of the Trust Agreement--
                                                             The Trustee; Description of the Certificates--
                                                             Trustee Fees Upon Redemption of Certificates
                                                             or Issuance of Additional Certificates.


50.  Trustee's lien....................................      Not applicable.

                     VI. Information Concerning Insurance of
                              Holders of Securities

51.  Insurance of holders of trust's securities........      Not applicable.

                            VII. Policy of Restraint

52.  (a) Provisions of trust agreement with respect
        to selection or elimination of underlying
        securities.....................................      Description of the Certificates--In-Kind
                                                             Distribution of Underlying Debenture Following
                                                             Downgrade, Payment Default or


                                       v



                                                             Acceleration.

     (b) Transactions involving elimination of underlying
        securities.....................................      Not applicable.

     (c) Policy regarding substitution or elimination of
        underlying securities..........................      Description of the Certificates--In-Kind
                                                             Distribution of Underlying Debenture Following
                                                             Downgrade, Payment Default or Acceleration.

     (d) Fundamental policy not otherwise covered......      Not applicable.

53.  Tax status of Trust...............................      Certain Federal Income Tax Considerations.

                   VIII. Financial and Statistical Information

54.  Trust's securities during last ten years..........      Not applicable.

55.  Periodic plan transcript..........................      Not applicable.

56.  Certain information regarding periodic payment
     certificates......................................      Not applicable.

57.  Periodic plan certificate terminations............      Not applicable.

58.  Periodic plan certificate non-payments............      Not applicable.


59.  Financial statements..............................      Report of Independent Accountants; Statement
                                                             of Condition as of ______ __, 2000

The information in this prospectus is not complete and may be changed. We will not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                Subject to Completion, Dated _____________, 2000


--------------------------------------------------------------------------------
                                   PROSPECTUS
--------------------------------------------------------------------------------


                     Structured Products Corp., the Sponsor


                 $______ TIERS(SM) Corporate-Backed Certificates
                                    issued by
                   TIERS(SM) Corporate-Backed Trust, Series 1

                              ---------------------

     The Trust will issue a single class of Certificates, which will represent interests in the Trust and will be paid only from the assets of the Trust. The Trust will own the debentures described on Appendix A (the "Underlying Debentures"), and all future payments of interest and principal due on the Underlying Debentures, as described in this Prospectus.


     The Certificates will evidence the right to receive semi-annual distributions on the principal amount of your Certificates at an interest rate of __% per annum and the right to receive your pro rata amount of a single payment of principal due on the Underlying Debentures on ____________ or on such earlier date as described in this Prospectus.

     Prior to this offering, there has been no public market for the Certificates. The Certificates have been approved, subject to notice of issuance, for listing on the __________ Exchange under the symbol "_______". The trading price of the Certificates can fluctuate and, at times, may be higher or lower than the value of the Trust's assets. You should fully consider the risk factors on pages __ in this Prospectus prior to investing in the Certificates, including the costs and risks associated with a distribution of Underlying Debentures to Certificateholders following certain events. The Certificates have no trading history, and the value and price of the Certificates may fluctuate.


                              --------------------


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. NO GOVERNMENTAL AGENCY OR INSTRUMENTALITY HAS INSURED OR GUARANTEED THE CERTIFICATES OR THE UNDERLYING DEBENTURES.


INVESTORS SHOULD READ THIS PROSPECTUS CAREFULLY AND RETAIN IT FOR FUTURE REFERENCE.

                              --------------------


The Certificates are offered by Salomon Smith Barney Inc. (the "Underwriter") subject to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. The Underwriter proposes to offer the Certificates at 100% of their principal amount. In connection with this offering, the Underwriter may overallot or effect transactions which stabilize or maintain the market price of the Certificates at a level above that which might otherwise prevail in the open market. Such stabilizing, if commenced, may be discontinued at any time.


It is expected that delivery of the Certificates will be made in book-entry form through the facilities of The Depository Trust Company on or about ______ __, 2000.

"TIERS(SM)" is a service mark of Salomon Smith Barney Inc.

                              --------------------

                              Salomon Smith Barney

___________, 2000

                                TABLE OF CONTENTS

                                                                            Page


INFORMATION ABOUT CERTIFICATES.................................................1
SUMMARY........................................................................2
RISK FACTORS...................................................................7
FORMATION OF THE TRUST.........................................................8
THE SPONSOR....................................................................9
USE OF PROCEEDS................................................................9
THE UNDERLYING ISSUERS.........................................................9
DESCRIPTION OF THE UNDERLYING DEBENTURES......................................10
DESCRIPTION OF THE CERTIFICATES...............................................11
DESCRIPTION OF THE TRUST AGREEMENT............................................15
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS.....................................18
METHOD OF DISTRIBUTION........................................................18
RATINGS.......................................................................19
RECORDS AND REPORTS...........................................................19
MISCELLANEOUS.................................................................19


APPENDIX A--Description of Underlying Debentures.............................A-1

APPENDIX B--Report of Independent Accountants; Statement of Condition as
of _______  __, 2000.........................................................B-1




--------------------------------------------------------------------------------

                         INFORMATION ABOUT CERTIFICATES


     You are urged to read this Private Placement Memorandum in full to obtain material information concerning the Certificates.

     We include cross-references in this Private Placement Memorandum to captions where you can find further related discussions. The Table of Contents for this Private Placement Memorandum identifies the pages where these sections are located.

     You can find a listing of the pages where capitalized terms used in this Prospectus are defined under the caption "Index of Terms" on page 20.

     You should rely only on the information contained in this Prospectus. Neither the Sponsor nor the Underwriter has authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. Neither the Sponsor nor the Underwriter is making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

                                     SUMMARY


     This summary highlights selected information from this Prospectus to help you understand the Certificates described in this document. You should carefully read the entire Prospectus to fully understand the terms of the Certificates as well as certain tax and other considerations that are important to you in making a decision about whether to invest in the Certificates. You should, in particular, carefully review the section entitled "Risk Factors," which highlights certain risks, to determine whether an investment in the Certificates is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation set forth elsewhere in this Prospectus.


Establishment of the Trust..............Structured Products Corp., the Sponsor,
                                        has established a Trust designated as
                                        TIERS(SM) Corporate-Backed Trust, Series
                                        1. The assets of the Trust will consist
                                        of the Underlying Debentures described
                                        on Appendix A, and payments of principal and interest made on the Underlying Debentures as discussed in more detail under "Description of the Certificates."

                                        The assets of the Trust will be
                                        unmanaged, i.e., the Underlying
                                        Debentures may not be sold and no new
                                        security may be added. However, the
                                        Trust's assets and the aggregate
                                        principal amount of outstanding
                                        Certificates may decrease or increase as a result of in-kind withdrawals or deposits of the Underlying Debentures during the life of the Trust as described more fully herein.

Purpose of the Trust....................The Certificates are designed to serve as a benchmark for the overall U.S.
                                        corporate bond market. The Underlying
                                        Debentures represent a select group of
                                        large corporate issuers that are leaders in their respective industries. The Certificates will provide current income to Certificateholders. Payments of principal and interest on the Underlying Debentures will be passed through to Certificateholders as described herein.

Offered Securities......................The Trust will issue the Certificates in a single class. Each $____ principal
                                        amount of Certificates represents $_____ principal amount of each of the Underlying Debentures.

                                        As a holder of Certificates, you will
                                        have the right to receive from the
                                        Trust:

                                        o periodic distributions of interest on
                                          the principal amount of your
                                          Certificates accruing from the Closing
                                          Date at a rate of __% per annum, on
                                          each

                                          [___] and [____], commencing on
                                          [____], until the Maturity Date or the
                                          date the principal amount of your
                                          Certificates is paid in full as
                                          described below;

                                        o your pro rata share of a single
                                          payment of principal of $_____ on
                                          [_____] (the "Maturity Date"), which
                                          is also the maturity date of each of
                                          the Underlying Debentures; and

                                        o your pro rata share of any other
                                          payments that may be made on the
                                          Underlying Debentures.


Principal Risk Factors..................The Certificates are subject to a number of risks, including the following
                                        principal risks:


                                        o No investigation of the Underlying
                                          Debentures or the Underlying Issuers
                                          has been made by the Sponsor, the
                                          Underwriter or the Trustee.

                                        o The Underlying Issuers are the only
                                          payment source for the Certificates.

                                        o There is no assurance of a liquid
                                          secondary market for the Certificates.

                                        o There is no assurance that a liquid
                                          secondary market will develop in the
                                          event Underlying Debentures are
                                          withdrawn by or distributed to
                                          Certificateholders.

                                        o The market value of the Certificates
                                          may fluctuate.

                                        o The Underwriter and its affiliates
                                          have ongoing relationships with the
                                          Underlying Issuers which may result in
                                          certain conflicts of interest.

                                        You should carefully review the section
                                        entitled "Risk Factors" for a more
                                        detailed explanation of the foregoing
                                        principal risks.

Fees and Expenses.......................

                                        The Sponsor is responsible for paying
                                        all ordinary expenses associated with
                                        organizing and operating the Trust,
                                        including Trustee fees, custody fees,
                                        legal and accounting expenses, SEC
                                        registration fees, evaluation costs,
                                        exchange listing fees and printing
                                        costs. The Trust has no obligation to
                                        pay any of the foregoing operating
                                        expenses.


                                        The Trustee will charge
                                        Certificateholders a fee of $_____ for
                                        processing a redemption of Certificates, and may charge a fee to persons who deposit

                                        Underlying Debentures with the Trust in
                                        exchange for Certificates.

Public Offering Price...................100% of the principal amount of the
                                        Certificates, or $____ per Certificate.
                                        The public offering price equals the
                                        average price that the Trust paid for
                                        the Underlying Debentures on the Closing
                                        Date. Because the Trust will not issue
                                        or redeem Certificates after the Closing
                                        Date for cash, the net asset value of
                                        the Trust will not published or
                                        calculated by the Trustee, the Sponsor,
                                        the Underwriter or any other party.

Underlying Debentures...................The Underlying Debentures are described in Appendix A hereto and consist of
                                        obligations of the following issuers
                                        (the "Underlying Issuers"):

                                        [-----------]
                                        [-----------]

                                        Each of the Underlying Debentures will
                                        be purchased by the Trust on the Closing
                                        Date in the initial offering of the
                                        Underlying Debentures by the Underlying
                                        Issuers. The Trust will hold the entire
                                        issue of each of the Underlying
                                        Debentures.

Redemption Right........................A holder of the Certificates may redeem its Certificates for its pro rata share
                                        of the Underlying Debentures by
                                        delivering a proper notice of redemption and Certificates in minimum denominations or integral multiples thereof to the Trustee during the Trustee's normal business hours. At the time of the redemption, the holder must pay the Trustee a processing fee in connection with the redemption. See "Description of the
                                        Certificates--Trustee Fees Upon
                                        Redemption of Certificates or Issuance
                                        of Additional Certificates.." A
                                        redeeming Certificateholder should
                                        receive the Underlying Debentures no
                                        later than the Business Day after the
                                        Trustee receives a proper notice of
                                        redemption and delivery of the
                                        Certificates. Certificates may be
                                        redeemed only in minimum denominations.
                                        Certificates may not be redeemed for
                                        cash.

Underwriting Fees.......................If you purchase Certificates in the initial public offering from the
                                        Underwriter, you will not pay any sales
                                        charge or underwriting commission. If
                                        you purchase Certificates in the
                                        secondary market from the Underwriter or another broker-dealer, that broker-dealer may earn amounts based on the bid/asked spread of Certificates bought and sold by it in the secondary market. In addition, you may be charged sales charges or other fees by your broker if it is other than the Underwriter.

Issuance of Additional Certificates
Upon Deposit of Additional
Underlying Debentures...................After the initial public offering, you may acquire Certificates in two ways:

                                        o through an in-kind deposit of the
                                          required amount of Underlying
                                          Debentures with the Trustee, or

                                        o through a cash purchase in the
                                          secondary market.

                                        At any time after the initial offering,
                                        you may deposit the required principal
                                        amount of each of the Underlying
                                        Debentures with the Trustee during the
                                        Trustee's normal business hours in
                                        exchange for Certificates in a principal amount equal to the sum of the principal amounts of the Underlying Debentures deposited with the Trustee. At the time of the deposit, the person making the deposit must pay the Trustee's fees and expenses incurred in connection with the deposit. See "Description of the Certificates--Trustee Fees Upon
                                        Redemption of Certificates or Issuance
                                        of Additional Certificates."
                                        Certificateholders should receive the
                                        Certificates no later than the Business
                                        Day after the Trustee receives a proper
                                        notice of deposit and delivery of the
                                        Underlying Debentures. Any such
                                        additional Certificates issued will rank pari passu with the initial
                                        Certificates.

In-Kind Distribution of
Underlying Debentures
Following Rating Downgrade,
Payment Default or Acceleration.........If a Rating Downgrade, Payment Default
                                        or an Acceleration (each as defined
                                        herein) occurs with respect to any of
                                        the Underlying Debentures (such
                                        Underlying Debentures, "Affected
                                        Underlying Debentures"), the Trustee
                                        will make an in-kind distribution of
                                        such Affected Underlying Debenture to
                                        the holders of Certificates on a pro
                                        rata basis according to the principal
                                        amount of Certificates held.

Trustee and Trust Agreement.............U.S. Bank Trust National Association
                                        will act as Trustee pursuant to a trust
                                        agreement dated as of the Closing Date.
                                        You may inspect the trust agreement and
                                        any supplement to it at the office of
                                        the Trustee at 100 Wall Street, Suite
                                        1600, New York, NY 10005. In general,
                                        the Trustee has the right to vote and
                                        give consents and waivers in respect of
                                        the Underlying Debentures.

Denominations; Specified Currency.......Certificates will be issued in minimum denominations of $_______ and integral
                                        multiples thereof. Distributions paid on the Certificates will be paid in United States dollars.

Registration, Clearance and
Settlement..............................Your Certificates will be registered in the name of Cede & Co., as the nominee
                                        of The Depository Trust Company.

Tax Considerations......................Willkie Farr & Gallagher, counsel to the
                                        Sponsor, is of the opinion that under
                                        existing law (1) the Trust will be a
                                        grantor trust and not a partnership or
                                        an association taxable as a corporation;
                                        and (2) your Certificates will represent beneficial interests in the Underlying Debentures. For information reporting purposes, interest payments on the Underlying Debentures will be reported as interest and not original issue discount and will be included in your income as it is paid (or, if you are an accrual method taxpayer, as it is accrued) as interest (and not as original issue discount).

ERISA Considerations....................Employee benefit plans subject to the
                                        Employee Retirement Income Security Act
                                        of 1974, as amended, and individual
                                        retirement accounts, Keogh plans and
                                        other similar plans may purchase the
                                        Certificates without restrictions.

Ratings.................................It is a condition to issuance of the
                                        Certificates that they be rated "__" and "___" by Moody's Investors Service, Inc. and Standard & Poor's Ratings Services, respectively.

[Listing................................The Certificates have been approved for listing on the __________ Exchange under the symbol "__", subject to official notice of issuance.]

                                  RISK FACTORS

         You should consider the following factors in deciding whether to purchase the Certificates:


1. No Investigation of the Underlying Debentures or the Underlying Issuers has been made by the Sponsor, the Underwriter or Trustee. None of the Sponsor, the Underwriter or the Trustee has made, or will make, any investigation of the business condition, financial or otherwise, of any Underlying Issuer, or verify any reports or information filed by any Underlying Issuer with the Securities and Exchange Commission (the "Commission") or otherwise made available to the public. It is strongly recommended that prospective investors in the Certificates consider publicly available financial and other information regarding each Underlying Issuer. See "The Underlying Issuers "Description of the Underlying Debentures," and "Appendix A--Description of Underlying Debentures."

2. Underlying Issuers are the Only Payment Source. None of the Sponsor, the Underwriter, the Trustee or any of their affiliates are liable for any default or defect in any Underlying Debenture. The payments made by the Underlying Issuers on the Underlying Debentures are the only source of payment for your Certificates. Each Underlying Issuer is subject to laws permitting bankruptcy, moratorium, reorganization or other actions; should an Underlying Issuer experience financial difficulties, this could result in delays in payment, partial payment or non-payment of your Certificates. In the event of nonpayment on the Underlying Debentures by an Underlying Issuer, you will bear the risk of such nonpayment. Because the assets of the Trust are unmanaged, the Trust will retain an Underlying Debenture despite adverse developments relating to its Underlying Issuer. However, if a Rating Downgrade, Payment Default or an Acceleration occurs with respect to any of the Underlying Debentures, the Trustee will make an in-kind distribution of such Affected Underlying Debenture to the holders of Certificates on a pro rata basis according to the principal amount of Certificates held. See "Description of the Certificates--In-Kind Distribution of Underlying Debenture Following Rating Downgrade, Payment Default or Acceleration."


3. No Assurance of Secondary Market Liquidity. There is no assurance that any secondary market will develop or be maintained for the Certificates even though the Certificates will be listed on the [________] Exchange. The Underwriter currently intends, but is not obligated, to make a market in the Certificates. If a secondary market does develop, there can be no assurance that it will provide Certificateholders with liquidity or that it will continue for the life of the Certificates. However, Certificateholders may redeem their Certificates and obtain their pro rata share of the Underlying Debentures at any time. See "Description of the Certificates--Redemption Right."


4. Limited Liquidity of Underlying Debentures. Each of the Underlying Debentures will be purchased by the Trust on the Closing Date in the initial offering of the Underlying Debentures by the Underlying Issuers. The Trust will hold the entire issue of each of the Underlying Debentures. Accordingly, there will be no trading market for the Underlying Debentures and, if a Certificateholder redeems its Certificates for its pro rata share of the Underlying Debentures or receives an in-kind distribution of an Affected Underlying Debenture following a Rating Downgrade, Payment Default or Acceleration, there can be no assurance that a secondary market will develop that will allow such Certificateholder to dispose of the Underlying Debentures. If no market develops, a Certificateholder may be required to hold the distributed Underlying Debenture for an indefinite period of time until it is paid in full at maturity.

5. Fluctuation in Certificate Value. The value of the Certificates will fluctuate and may be adversely affected by increasing interest rates as well as the financial condition of the Underlying Issuers of the Underlying Debentures. Generally speaking, bonds with longer maturities will fluctuate in value more than bonds with shorter maturities. In recent years there have been wide fluctuations in interest rates and in the value of fixed-rate bonds generally. The Trust cannot predict the direction or scope of any future fluctuations. Accordingly, the value of your Certificates or the value of Underlying Debentures received in an in-kind redemption may be less than the cost of your Certificates. In addition, the trading price of the Certificates on the [________] Exchange or from a broker-dealer might differ from the aggregate market prices for the Underlying Debentures that would prevail for the Underlying Debentures if the Underlying Debentures traded independently.

6. Changes in the Size and Composition of the Trust May Adversely Affect Liquidity. The size and composition of the Trust may change over time. The size of the Trust will be affected by the level of redemptions of Certificates that may occur from time to time. This will depend upon the number of investors seeking to redeem their Certificates. In addition, the size of the Trust will be reduced upon the in-kind distribution of any Underlying Debenture following a Rating Downgrade, Payment Default or Acceleration with respect to such Affected Underlying Debenture. The liquidity of the Certificates could be adversely affected should the size of the Trust materially decrease.

7. Possible Conflicts of Interest. The Underwriter, the Sponsor and their affiliates have provided, and may continue to provide, investment banking services and other services and products to the Underlying Issuers in connection with their businesses. In addition, the Underwriter will receive fees for acting as placement agent in connection with the acquisition of the Underlying Debentures by the Trust. Certain investment banking or other relationships and activities may result in conflicts of interest with respect to the financial interest of the Underwriter, the Sponsor and their affiliates, on the one hand, and the initial selection of the Underlying Debentures, on the other hand. The Sponsor will attempt to ensure a fair resolution of any conflicts that may arise.


                             FORMATION OF THE TRUST


     Structured Products Corp. (the "Sponsor") intends to establish a unit investment trust, designated as TIERS(SM) Corporate - Backed Trust, Series 1 (the "Trust") under New York law pursuant to a Trust Agreement to be dated as of the Closing Date (the "Trust Agreement"). Concurrently with the execution and delivery of the Trust Agreement, the Sponsor will deposit or cause to be deposited the proceeds from the offering of the Certificates in an amount sufficient for the Trust to purchase the debentures described on Appendix A hereto (collectively, the "Underlying Debentures") issued by issuers identified thereon (each, an "Underlying Issuer"). The Trustee, on behalf of the Trust, will purchase such Underlying Debentures and will deliver the Certificates to or upon the order of the Sponsor. The "Closing Date" means the date the Trust purchases the Underlying Debentures and delivers the Certificates to or upon the order of the Sponsor. The assets of the Trust will consist of the Underlying Debentures and payments of principal and interest made by an Underlying Issuer on an Underlying Debenture as discussed in more detail under "Description of the Certificates." The Underlying Debentures will be purchased by the Trustee, on behalf of the

Trust, in connection with the initial issuance of the Underlying Debentures by the Underlying Issuers. The Trustee will hold the Underlying Debentures for the benefit of the holders of the Certificates (the "Certificateholders").

     The Sponsor does not know of any pending litigation as of the date of this Prospectus which might reasonably be expected to have a material adverse effect upon the Trust.

                                   THE SPONSOR

     The Sponsor was incorporated in the State of Delaware on November 23, 1992, as an indirect, wholly-owned, limited-purpose finance subsidiary of Salomon Smith Barney Holdings Inc. The Sponsor does not engage in any business or other activities other than issuing and selling securities from time to time and acquiring, owning, holding, pledging and transferring assets in connection therewith or with the creation of a trust and in activities related or incidental thereto. The Sponsor does not have, nor is it expected to have, any significant unencumbered assets. The Sponsor's principal executive offices are located at 390 Greenwich Street, 6th floor, New York, New York 10013 (telephone
(212) 723-9654).

     The Sponsor has adopted a code of ethics requiring preclearance and reporting of personal securities transactions by its personnel who have access to information on Trust portfolio transactions. The code is intended to prevent any act, practice or course of conduct which would operate as a fraud or deceit on the Trust and to provide guidance to these persons regarding standards of conduct consistent with the Sponsor's responsibilities to the Trust.


                                 USE OF PROCEEDS

     The net proceeds to be received by the Trust from the sale of the Certificates will be used by the Trust to purchase the Underlying Debentures, which, after the purchase thereof, together with principal and interest thereon, will be the sole assets of the Trust.

                             THE UNDERLYING ISSUERS


     This Prospectus does not provide information with respect to any Underlying Issuer. No investigation has been made of the financial condition or creditworthiness of any Underlying Issuer or any of its subsidiaries in connection with the issuance of the Certificates.


     Each Underlying Issuer is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by an Underlying Issuer with the Commission pursuant to the informational requirements of the Exchange Act can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission:
New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048, and Chicago Regional Office, John C. Kluczynski Federal Building, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be maintained upon written request addressed to the Securities and Exchange Commission, Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site at http://www.sec.gov containing reports, proxy statements and other information regarding registrants. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, on which one or more of an Underlying Issuer's securities are listed.


     This Prospectus, the Underlying Debentures Prospectuses and the Underlying Debentures Registration Statements describe the material terms of the Underlying Debentures. This Prospectus is qualified in its entirety by, and should be read in conjunction with, (i) the Underlying Debentures Prospectuses and (ii) the Underlying Debentures Registration Statements. No representation is made by the Trust, the Trustee, the Underwriter or the Sponsor as to the accuracy or completeness of the information contained in the Underlying Debentures Prospectuses or the Underlying Debentures Registration Statements.


                    DESCRIPTION OF THE UNDERLYING DEBENTURES


     The Underlying Debentures were issued by the Underlying Issuers directly to the Trust and are listed on Appendix A hereto. The Underlying Debentures have the characteristics described in the prospectuses and the prospectus supplements (each, an "Underlying Debentures Prospectus") pursuant to which the Underlying Debentures were offered. The Underlying Debentures were issued pursuant to registration statements (each, together with all amendments and exhibits thereto, an "Underlying Debentures Registration Statement"), filed by the Underlying Issuers with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Distributions of interest are required to be made on the Underlying Debentures semi-annually on the [___] day of each [___] and [___], commencing on [___], or if such day is not a Business Day, on the next succeeding Business Day, and repayment of principal is required to be made on [___] (the "Maturity Date"). The Underlying Debentures are not callable by an Underlying Issuer.


     This Prospectus sets forth material terms with respect to the Underlying Debentures, but does not provide detailed information with respect thereto. This Prospectus relates only to the Certificates offered hereby and is not an offering document for the Underlying Debentures. All disclosure contained herein with respect to the Underlying Debentures is derived from publicly available documents described above. Each Underlying Issuer is subject to the information reporting requirements of the Exchange Act. Accordingly, each Underlying Issuer is obligated to file reports and other information with the Commission. Information contained in such documents and reports is as of the date(s) stated therein, and comparable information, if given as of the date hereof, may be different. There can be no assurance that events affecting the Underlying Debentures or the Underlying Issuers have not occurred, which have not yet been publicly disclosed, which would affect the accuracy or completeness of the publicly available documents described above.

Ratings

     Each of the Underlying Debentures have been rated by Moody's Investors Service, Inc. ("Moody's") and by Standard & Poor's Ratings Services, a division of the McGraw-Hill Companies ("S&P"). The respective ratings of Moody's and S&P, as of the Closing Date, for each of the Underlying Debentures have been set forth in Appendix A. Any rating of the Underlying Debentures is not a recommendation to purchase, hold or sell such Underlying Debentures or the Certificates, and there can be no assurance that a rating will remain for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency if in its judgment circumstances in the future so warrant.

The Underwriter and the Underlying Issuers


     From time to time, Salomon Smith Barney Inc. (the "Underwriter") may be engaged by an Underlying Issuer as an underwriter or a placement agent, in an advisory capacity or in other business arrangements. In addition, the Underwriter or another affiliate of the Sponsor may make a market in other outstanding securities of an Underlying Issuer.


Underwriter's Profits


     You will not pay any sales load in connection with purchases of Certificates from the Underwriter in the initial public offering. If the Underwriter sells you Certificates in the secondary market, the Underwriter may realize profits or sustain losses in the amount of any difference between the prices at which it buys Certificates and the prices at which it resells these Certificates. In addition to any applicable bid/asked spread, you may be charged sales charges or other fees if you buy shares in the secondary market from a broker other than the Underwriter.


     Cash, if any, made available by buyers of Certificates to the Underwriter prior to the Closing Date for the purchase of Certificates may be used in the Underwriter's business to the extent permitted by Rule 15c3-3 under the Exchange Act and may be of benefit to the Underwriter.

                         DESCRIPTION OF THE CERTIFICATES

General


     The Trust will issue the Certificates in a single class. Certificates will be issued in minimum denominations of $_______ and integral multiples thereof.


     The Certificates will be issued pursuant to the terms of the Trust Agreement. The following summary as well as other pertinent information included elsewhere in this Prospectus describes material terms of the Certificates and the Trust Agreement, but does not purport to be complete and is subject to, and qualified in its entirety by reference to, all the provisions of the Certificates and the Trust Agreement.

     The Certificates will be denominated and distributions with respect thereto will be payable in United States Dollars. The Certificates represent in the aggregate the entire beneficial ownership interest in the Trust. The property of the Trust will consist of (i) the Underlying Debentures and (ii) all payments on or collections in respect of the Underlying Debentures accrued on or after the Closing Date, together with any proceeds thereof. The property of the Trust will be held for the benefit of the Certificateholders by the Trustee. Each [$_____ ] principal amount of Certificates represents [$_____ ] principal amount of each Underlying Debenture.


     All distributions to Certificateholders will be made only from the property of the Trust as described herein. The Certificates do not represent an interest in or obligation of the Sponsor, any Underlying Issuer, the Trustee, the Underwriter, or any affiliate if any thereof. Interest and principal payments on the Underlying Debentures are payable solely by the respective Underlying Issuers. The Underlying Issuers are subject to laws permitting bankruptcy, liquidation, moratorium, reorganization or other actions which, in the event of financial difficulties of an Underlying Issuer, could result in delays in payment, partial payment or non-payment of the Certificates relating to the Underlying Debentures. If a Rating Downgrade, Payment Default or an Acceleration occurs with respect to any of the

Underlying Debentures, the Trustee will make an in-kind distribution of such Affected Underlying Debenture to the Certificateholders on a pro rata basis according to the principal amount of Certificates held.

     [The Certificates have been approved for listing on the [__________] Exchange under the symbol "__", subject to official notice of issuance.]


Distributions


     Each Certificate evidences the right to receive, to the extent received on the Underlying Debentures, a semi-annual distribution of interest on [___] and [___] of each year, commencing [___], and a distribution of principal on the Maturity Date, or if any such day is not a Business day, the next succeeding Business Day. For purposes of the foregoing, "Business Day" means any day other than a Saturday, a Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to be closed.

     The semi-annual distributions payable on the Certificates will equal the product of (i) a rate of __% per annum, (ii) the number of days since the preceding distribution date calculated on the basis of a 360-day year of twelve 30-day months, (iii) the outstanding principal amount of the Certificates.


Redemption Right


     A Certificateholder may redeem its Certificates for its pro rata share of the Underlying Debentures by delivering a proper notice of redemption and Certificates in minimum denominations or integral multiples thereof to the Trustee during the Trustee's normal business hours. In certain instances, the Trustee may require additional documents. At the time of the redemption, the holder must pay a processing fee to the Trustee in connection with the redemption. A redeeming Certificateholder should receive the Underlying Debentures no later than the Business Day after the Trustee receives a proper notice of redemption. Certificates may be redeemed only in minimum denominations. Certificates cannot be redeemed for cash.

     Because Certificateholders are treated as owning an undivided interest in the Underlying Debentures for tax purposes, the distribution of an Underlying Debenture as a result of a redemption will not be a taxable event. After receiving redemption proceeds consisting of a pro rata share of the Underlying Debentures, a redeeming Certificateholder may trigger a taxable event and incur brokerage fees at the time it disposes of such Underlying Debentures. In addition, an active secondary market may not exist for any Underlying Debentures received as a result of a redemption, and the Certificateholder may experience a gain or loss on the sale of such Underlying Debentures.


     Redemptions may be suspended or payment postponed if it is impossible or illegal to complete the transaction.

Issuance of Additional Certificates Upon Deposit of Additional Underlying Debentures


     After the initial public offering, you may acquire Certificates in two ways:

     o through an in-kind deposit of the required amount of Underlying Debentures with the Trustee, or

     o    through a cash purchase in the secondary market.

     At any time after the initial offering, a person who owns less than 5% of the outstanding Certificates may deposit the required principal amount of each of the Underlying Debentures with the Trustee during the Trustee's normal business hours in exchange for Certificates in a principal amount equal to sum of the principal amounts of the Underlying Debentures deposited with the Trustee. At the time of the deposit, the person making the deposit must pay the Trustee's fees and expenses incurred in connection with the deposit. Holders should receive the Certificates no later than the Business Day after the Trustee receives a proper notice of deposit and delivery of the Underlying Debentures. Any such additional Certificates issued will rank pari passu with the initial Certificates.


Trustee Fees Upon Redemption of Certificates or Issuance of Additional Certificates


     The Trustee may charge a fee to Certificateholders for processing a redemption of Certificates, and may charge a fee to persons who deposit Underlying Debentures to the Trust in exchange for Certificates. Such fee is presently $__ per redemption or deposit, but may be increased in the future.


In-Kind Distribution of Underlying Debenture Following Rating Downgrade, Payment Default or Acceleration


     If a Rating Downgrade, Payment Default or an Acceleration occurs with respect to any of the Underlying Debentures, the Trustee will promptly give notice to The Depository Trust Company ("DTC") or, for any Certificates which are not then held by DTC or any other depository, directly to the registered holders of the Certificates thereof. Such notice shall set forth (i) the identity of the issue of Underlying Debenture with respect to which the Rating Downgrade, Payment Default or Acceleration occurred, (ii) the date and nature of such Rating Downgrade, Payment Default or Acceleration, (iii) the amount of the interest or principal in default, if any, and (iv) any other information which the Trustee may deem appropriate. The Trustee shall also make an in-kind distribution of the Affected Underlying Debenture to Certificateholders on a pro rata basis according to the principal amount of Certificates held.


     A "Rating Downgrade" means the long term credit rating of an Underlying Debenture is reduced to "__" or lower by Moody's or "__" or lower by S&P, or either of such ratings is suspended or withdrawn. A "Payment Default" means a default in the payment of any amount due on an Underlying Debenture after the same becomes due and payable (and the expiration of any applicable grace period on such Underlying Debenture). An "Acceleration" means the acceleration of the maturity of an Underlying Debenture after the occurrence of any default on such Underlying Debenture other than a Payment Default.


     Because Certificateholders are treated as owning an undivided interest in the Underlying Debentures, the distribution of an Affected Underlying Debenture will not be a taxable event.

     If a Rating Downgrade, Payment Default or Acceleration occurs with respect to an Underlying Debenture and a distribution of such Affected Underlying Debenture has been made, a Certificateholder may trigger a taxable event and incur brokerage fees when it disposes of such Affected Underlying Debenture. There may be no active secondary market for any Affected Underlying Debentures distributed to Certificateholders, and Certificateholders may experience a gain or loss on the sale of such securities.

     Because an Affected Underlying Debenture will promptly be distributed to Certificateholders, the ratings assigned to the Certificates should not decline as a result of a Rating Downgrade, Payment Default or Acceleration with respect to one or more Underlying Debentures. However, since Affected Underlying Debentures are distributed to Certificateholders, a Certificateholder's exposure to an Affected Underlying Debenture will not change until such Certificateholder sells such Affected Underlying Debenture.


Book-entry Certificates


     Your Certificates will be registered in the name of Cede & Co., as the nominee of The Depository Trust Company ("DTC").


     DTC has advised the Company that DTC is a limited-purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of its participants and to facilitate the clearance and settlement of securities transactions among the institutions that have accounts with DTC ("participants") in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. The participants include securities brokers and dealers (including the Underwriter), banks, trust companies, clearing corporations and certain other organizations, some of whom (and/or their representatives) own DTC. Access to DTC's system is also available to other entities, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or Indirect Participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of the participants and Indirect Participants.

     Upon the issuance of Certificates, DTC will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual Certificates to the accounts of its participants. The accounts to be accredited will be designated by the Underwriter. Ownership of beneficial interests in Certificates will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in Certificates will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC for the Certificates or by participants or persons that hold through participants.

     So long as DTC or its nominee is the owner of the Certificates, DTC or such nominee, as the case may be, will be considered the sole Certificateholder for all purposes. Except as set forth below, owners of beneficial interests in Certificates will not be entitled to have any of the individual Certificates registered in their names, will not receive or be entitled to receive physical delivery of any such Certificates and will not be considered the Certificateholder thereof under the Trust Agreement governing such Certificates. Because DTC can only act on behalf of its participants, the ability of a holder of any Certificate to pledge that Certificate to persons or entities that do not participate in the Depository's system, or to otherwise act with respect to such Certificate, may be limited due to the lack of a physical certificate for such Certificate.


     Distributions of principal of and any interest on Certificates will be made to DTC or its nominee, as the case may be, as the Certificateholder. None of the Sponsor, the Trustee or any other person will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in Certificates or for maintaining, supervising or reviewing any records relating to such beneficial interests.

     The Sponsor expects that DTC, upon receipt of any distribution of principal or interest in respect of Certificates, will credit immediately participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount as shown on the records of DTC. The Sponsor also expects that payments by participants to owners of beneficial interests held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

     If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Sponsor within ninety days, an owner of a beneficial interest in a Certificate will be entitled to physical delivery of the Certificate equal in principal amount to such beneficial interest and to have such Certificate registered in its name.


                       DESCRIPTION OF THE TRUST AGREEMENT

General

     The assets of the Trust created under the Trust Agreement will consist of
(i) the Underlying Debentures and (ii) all payments on or collections in respect of the Underlying Debentures due after the Closing Date. The following summaries of certain provisions of the Trust Agreement do not purport to be complete and are subject to the detailed provisions contained in the form of Trust Agreement, to which reference is hereby made for a full description of such provisions, including the definition of certain terms used herein.

The Trustee

     U.S. Bank Trust National Association, a national banking association, will act as Trustee for the Certificates and the Trust pursuant to the Trust Agreement. The Trustee's offices are located at 100 Wall Street, Suite 1600, New York, New York 10005 and its telephone number is (212) 361-2500. The Trustee is subject to supervision by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System and New York State banking authorities.

     The Trust Agreement will provide that the Trustee and any director, officer, employee or agent thereof will be indemnified by the Trust and held harmless against any loss, liability or expense incurred in connection with any legal action relating to the Trust Agreement or the Certificates or the performance of the Trustee's duties under the Trust Agreement, other than any loss, liability or expense that (i) constitutes a specific liability of the Trustee under the Trust Agreement or (ii) was incurred by reason of willful misfeasance, bad faith or negligence in the performance of the Trustee's duties under the Trust Agreement or as a result of a breach, or by reason of reckless disregard, of the Trustee's obligations and duties under the Trust Agreement.


     Pursuant to the Trust Agreement, as compensation for the performance of its duties under such agreement, the Trustee shall be entitled to payment of Trustee fees and reimbursement of expenses by the Sponsor pursuant to a separate agreement with the Sponsor, but shall not have any claim against the Trust with respect thereto.

Event of Default


     There are no events of default with respect to the Certificates. However, if a Rating Downgrade, Payment Default or an Acceleration occurs with respect to any of the Underlying Debentures, the Trustee will make an in-kind distribution of such Affected Underlying Debenture to holders of the Certificates. See "Description of the Certificates--In-Kind Distribution of Underlying Debenture Following Rating Downgrade, Payment Default or Acceleration."


Voting Rights

     The Certificateholders will have 100% of the total voting rights as specified in the Trust Agreement (the "Voting Rights"). All Voting Rights with respect to the Certificates will be allocated in proportion to the respective principal balances of the then-outstanding Certificates held by such Certificateholders on any date of determination.

Voting of Underlying Debentures

     The Trustee, as holder of the Underlying Debentures, has the right to vote and give consents and waivers in respect of such Underlying Debentures as permitted by the depositary with respect thereto and except as otherwise limited by the Trust Agreement. In the event that the Trustee receives a request from an Underlying Issuer for its consent to any amendment, modification or waiver of the related Underlying Debenture or any document relating thereto, or receives any other solicitation for any action with respect to the Underlying Debenture, the Trustee shall mail a notice of such proposed amendment, modification, waiver or solicitation to each Certificateholder of record as of such date. The Trustee shall request instructions from the Certificateholders as to whether or not to consent to or vote to accept such amendment, modification, waiver or solicitation. The Trustee shall consent or vote, or refrain from consenting or voting, in the same proportion (based on the relative principal balances of the Certificates) as the Certificates of the Trust were actually voted or not voted by the Certificateholders thereof as of a date determined by the Trustee prior to the date on which such consent or vote is required; provided, however, that, notwithstanding anything to the contrary stated herein, the Trustee shall at no time vote in favor of or consent to any matter (i) which would alter the timing or amount of any payment on the Underlying Debenture, including, without limitation, any demand to accelerate an Underlying Debenture or (ii) which would result in the exchange or substitution of any Underlying Debenture pursuant to a plan for the refunding or refinancing of such Underlying Debenture, except in each case with the unanimous consent of the Certificateholders and subject to the requirement that such vote or consent would not, based on an opinion of counsel, materially increase the risk that the Trust would fail to qualify as a grantor trust for federal income tax purposes. The Trustee shall have no liability for any failure to act resulting from Certificateholders' late return of, or failure to return, directions requested by the Trustee from the Certificateholders.

Notices

     All notices regarding registered Certificates will be mailed to the registered owners thereof as their names appear in the Certificate Register.

Modifications or Amendments


     The Trust Agreement may be amended without notice to or consent of the Certificateholders, for certain purposes including (i) to cure any ambiguity,
(ii) to correct or supplement any provision therein which may be inconsistent with any other provision therein, (iii) to add to the covenants, restrictions or obligations of the Sponsor or the Trustee for the benefit of the Certificateholders, (iv) to add, change or eliminate any other provisions with respect to matters or questions arising under such Trust Agreement, so long as the Trustee has received written confirmation from each agency then rating the Certificates that such amendment will not cause such rating agency to reduce or withdraw the then current rating thereof, or (v) to comply with any requirements imposed by the Code or by the Commission or other governmental authority. Without limiting the generality of the foregoing, the Trust Agreement may also be modified or amended from time to time with the consent of the holders of a majority of the principal amount of the Certificates outstanding that are materially adversely affected by such modification or amendment. No such modification or amendment may, however, (i) reduce in any manner the amount of or alter the timing of, distributions or payments which are required to be made on any Certificate without the consent of the holder of such Certificate or (ii) reduce the aforesaid percentage required for the consent to any such amendment without the consent of the holders of all Certificates then outstanding. Investors will be notified of the substance of any amendment.

     Holders of a majority of the principal amount of the Certificates outstanding may, on behalf of all Certificateholders, (i) waive compliance by the Sponsor or the Trustee with certain restrictive provisions, if any, of the Trust Agreement before the time for such compliance and (ii) waive any past default under the Trust Agreement with respect to Certificates, except a default in the failure to distribute amounts received as principal of (and premium, if any) or any interest on any such Certificate and except a default in respect of a covenant or provision the modification or amendment of which would require the consent of the holder of each outstanding Certificate affected thereby.


Resignation of Trustee


     The Trustee may resign upon notice to the Sponsor. The Trustee may be removed by investors holding a majority of the Certificates at any time or by the Sponsor without the consent of investors if it becomes incapable of acting or bankrupt, its affairs are taken over by public authorities, or if the Sponsor determines in good faith that its replacement is in the best interest of Certificateholders. The resignation or removal of the Trustee will only become effective upon acceptance of appointment by a successor. If the Trustee resigns or is removed, the Sponsor will use its best efforts to appoint a successor promptly; however, if upon resignation no successor has accepted appointment within 30 days after notification, the resigning Trustee may apply to a court of competent jurisdiction to appoint a successor.


Termination of the Trust

     The Trust shall terminate upon (i) the payment in full at maturity of all Underlying Debentures or (ii) the distribution in kind of the Underlying Debentures upon the tender of 100% of the Certificates in exchange for 100% of the Underlying Debentures.

                    CERTAIN FEDERAL INCOME TAX CONSIDERATIONS


     Willkie Farr & Gallagher, counsel to the Sponsor, is of the opinion that under existing law (1) the Trust will be a grantor trust and not a partnership or an association taxable as a corporation; and (2) your Certificates will represent beneficial interests in the Underlying Debentures so that, in effect, you will be treated as an owner of an undivided interest in the Underlying Debentures. For information reporting purposes, interest payments on the Underlying Debentures will be reported to you (and the Internal Revenue Service) as interest and not original issue discount and will be included in your income as it is paid (or, if you are an accrual method taxpayer, as it is accrued) as interest (and not as original issue discount).


                             METHOD OF DISTRIBUTION


     Subject to the terms and conditions set forth in the Underwriting Agreement, dated as of ______ __, 2000 (the "Underwriting Agreement"), the Sponsor has agreed to sell, and Salomon Smith Barney, Inc., an affiliate of the Sponsor, has agreed to purchase, the Certificates. The Underwriter has agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase all Certificates offered hereby if any of such Certificates are purchased.

     The Sponsor has been advised by the Underwriter that it proposes initially to offer the Certificates to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of ___%. After the initial public offering, the public offering price and the concessions may be changed. The Underwriter will not charge a sales commission in connection with the initial offering of Certificates.


     During and after the offering, the Underwriter may purchase and sell the Certificates in the open market in transactions in the United States. These transactions may include overallotment and stabilizing transactions and purchases to cover short positions created in connection with the offering. The Underwriter also may impose a penalty bid, whereby selling concessions allowed to broker-dealers in respect of the Certificates sold in the offering for their account may be reclaimed by the Underwriter if such Certificates are repurchased by the Underwriter in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Certificates, which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.


     The Underwriting Agreement provides that the Sponsor will indemnify the Underwriter against certain civil liabilities, including liabilities under the Securities Act, or will contribute to payments the Underwriter may be required to make in respect thereof.

     The Underwriter is an affiliate of the Sponsor, and the participation by the Underwriter in the offering of the Certificates complies with Conduct Rule 2720 of the National Association of Securities Dealers, Inc. regarding underwriting securities of an affiliate. The Underwriter's principal executive offices are located at 388 Greenwich Street, New York, New York 10013.


                                     RATINGS

     It is a condition to the establishment of the Trust and the issuance of the Certificates that the Certificates be rated "___" and "___" by Moody's and S&P, respectively. The ratings of Moody's and S&P with respect to each of the Underlying Debentures, as of the date hereof, are set forth on Appendix A.

     The ratings address the likelihood of the receipt by Certificateholders of payments required under the Trust Agreement, and are based primarily on the credit quality of the Underlying Debentures.

     A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by S&P and Moody's. Each security rating should be evaluated independently of any other security rating.


     The Sponsor has not requested a rating on the Certificates by any rating agency other than S&P and Moody's. However, there can be no assurance as to whether any other rating agency will rate the Certificates, or, if it does, what rating would be assigned by any such other rating agency. A rating on the Certificates by another rating agency, if assigned at all, may be lower than the ratings assigned to the Certificates by the S&P and Moody's.


                               RECORDS AND REPORTS

     The Trustee keeps a current list of the Underlying Debentures, a copy of the Trust Agreement, and records of redemptions and additional issuances of Certificates, which may be inspected by investors at reasonable times during business hours.


     With each distribution, the Trustee will include a statement of the interest and any other amounts being distributed. The Trustee will send each registered holder an audited annual and an unaudited semi-annual report summarizing the transactions in the Trust's accounts and amounts distributed during the period, the Underlying Debentures held, the number of Certificates outstanding at period end, the interest received and "original issue discount" accrued by the Trust on the Underlying Debentures, if any, and any fees and expenses paid by the Trust. The fiscal year of the Trust is the calendar year. The Trustee will also furnish annual information returns to each investor through DTC and to the Internal Revenue Service. The Trust's accounts are audited annually by independent accountants selected by the Sponsor. Unaudited semi-annual and audited annual financial statements are available from the Trustee on request.


                                  MISCELLANEOUS


     The legality of the Certificates has been passed upon for the Sponsor and the Underwriter by Willkie Farr & Gallagher, New York, New York.


     The Statement of Condition set forth on Appendix B was audited by _____________, independent accountants, as stated in their opinion. It is included in reliance upon that opinion given on the authority of that firm as experts in accounting and auditing.


     The Sponsor and the Underwriter will not be liable to investors or any other party for any act or omission in the conduct of their responsibilities absent bad faith, willful misfeasance, gross negligence or reckless disregard of duty.

                                 INDEX OF TERMS


Acceleration..................................................................13
Affected Underlying Debentures.................................................5
Agreement......................................................................2
Business Day..................................................................12
Certificateholders.............................................................9
Certificates...................................................................2
clearing agency...............................................................14
clearing corporation..........................................................14
Closing Date...................................................................8
Commission.....................................................................7
DTC...........................................................................13
Exchange Act...................................................................9
Final Scheduled Distribution Date..............................................2
Indirect Participants.........................................................14
Miscellaneous..................................................................1
Moody's.......................................................................10
original issue discount.......................................................19
participants..................................................................14
Payment Default...............................................................13
Rating Downgrade..............................................................13
S&P...........................................................................10
Securities Act................................................................10
Sponsor........................................................................8
Trust..........................................................................8
Trust Agreement................................................................8
Underlying Debentures..........................................................1
Underlying Debentures Prospectus..............................................10
Underlying Debentures Registration Statement..................................10
Underlying Issuers.............................................................4
Underwriter....................................................................1
Underwriting Agreement........................................................18
Voting Rights.................................................................16

                                   APPENDIX A

                    DESCRIPTION OF THE UNDERLYING DEBENTURES

--------------------------------------------------------------------------------
Issuer:

--------------------------------------------------------------------------------
Underlying Debentures:

--------------------------------------------------------------------------------
Maturity Date:

--------------------------------------------------------------------------------
Original Principal Amount
Issued:

--------------------------------------------------------------------------------
CUSIP No.:

--------------------------------------------------------------------------------
Stated Interest Rate:

--------------------------------------------------------------------------------
Interest Payment Date:

--------------------------------------------------------------------------------
Principal Amount of Underlying
Debentures Deposited Under
Trust Agreement:

--------------------------------------------------------------------------------
Registration Statement No.

--------------------------------------------------------------------------------
Ratings:

--------------------------------------------------------------------------------



     The above summary is qualified in its entirety by reference to the applicable Underlying Debentures Prospectus. Neither the Sponsor nor any of its affiliates make any representation about the completeness, accuracy or timeliness of information in any Underlying Debentures Prospectus.


Available Information

     Each Underlying Issuer is subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith files reports, proxy statements and other information with the Commission. Reports, proxy statements and other information filed by an Underlying Issuer with the Commission pursuant to the informational requirements of the Exchange Act can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the following Regional Offices of the Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048, and Chicago Regional Office, John C. Kluczynski Federal Building, Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material can also be maintained upon written request addressed to the Securities and Exchange Commission, Public Reference Section, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site at http://www.sec.gov containing reports, proxy statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information can also be inspected at the offices of the New York Stock Exchange, on which one or more of the Underlying Issuer's securities are listed.

                                   APPENDIX B

                        REPORT OF INDEPENDENT ACCOUNTANTS


     To the Sponsor, the Trustee and Certificateholders of TIERS(SM) Corporate-Backed Trust, Series 1 (the "Trust"):

     We have audited the accompanying Statement of Condition and the related portfolio of Underlying Debentures set forth in the Prospectus of the Trust as of ______ __, 2000. Our responsibility is to express an opinion on this financial statement based on our audit.


     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


     In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of the Trust as of ________ __, 2000 in conformity with generally accepted accounting principles.


[Name of Auditor]

[Address of Auditor]



________   __, 2000

                  STATEMENT OF CONDITION AS OF _______ __, 2000


TRUST PROPERTY
Investments--Underlying Debentures(1)                   $
INTEREST OF HOLDERS
Interest of Holders of _____ Certificates

------------------

     (1) Aggregate cost to the Trust of the Underlying Debentures

                                  [BACK COVER]

More information about the Trust is available free upon request, including the following:

ANNUAL/SEMI-ANNUAL REPORTS TO CERTIFICATEHOLDERS

These documents include financial statements and other financial information for the most recent fiscal year.

OTHER INFORMATION

Additional information about the Trust is available from the Securities and Exchange Commission (SEC). You may visit the SEC's internet Website (www.sec.gov) to review information about the Trust. You can also obtain copies by visiting the SEC's Public Reference Room in Washington, D.C. (phone 202-942-8090) or by sending your request and a duplicating fee to the SEC's Public Reference Section, Washington, D.C. 20549-6009 or electronically at publicinfo@sec.gov.

Please contact the Underwriter to obtain, free of charge, annual financial statements and to make shareholder inquiries:

         By Telephone:  __________________
         By Mail: ________________________
         _________________________________
         _________________________________
         _________________________________


Until _____________, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

SEC File No: 811-9909

                                     PART II

              ADDITIONAL INFORMATION NOT INCLUDED IN THE PROSPECTUS


A. The following information relating to the Sponsor is incorporated by reference to the SEC filings indicated and made a part of this Registration Statement.


     I. Bonding arrangements of the Underwriter are incorporated by reference to Items A and B of Part II to the Registration Statement on Form S-6 under the Securities Act of 1933: (Reg. No. 333-08241).


     II. The Charter and By-Laws of the Sponsor are incorporated herein by reference to Exhibits to the Registration Statement on Form S-3 under the Securities Act of 1933 (Reg. No. 33-55860).

     III. Information as to Officers and Directors of the Sponsor:


------------------------------- ------------------------------------------- ------------------------------------------
Name                            Title                                       Address (All Persons)
------------------------------- ------------------------------------------- ------------------------------------------
Marcy Engel                     Director                                    : Structured Products Corp.
                                                                              390 Greenwich Street - 6th Floor
                                                                              New York, New York 10013

Martin J .Gruber                Director                                    :

Nathaniel H. Leff               Director                                    :

Andrew W. Alter                 Secretary                                   :

Timothy Beaulac                 President                                   :

Nazareth A. Festekjian          Vice President and Finance Officer          :

Bradley J. Gans                 Assistant Secretary, Assistant Vice         :
                                President and Finance Officer

Mark I. Kleinman                Vice President, Treasurer and Finance       :
                                Officer

Marwan A. Marshi                Vice President and Finance Officer          :

Matthew R. Mayers               Assistant Secretary, Assistant Vice         :
                                President and Finance Officer

Philip U. Tremmel               Assistant Vice President and Finance        :
                                Officer

B. The Internal Revenue Service Employer Identification Numbers of the Sponsor and Trustee are as follows:


     Structured Products Corp.................................        13-3692801
     U.S. Bank Trust National Association, Trustee............        12-3781471

                       CONTENTS OF REGISTRATION STATEMENT

     The Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet of Form S-6.

     The Cross-Reference Sheet.

     The Prospectus.

     Additional Information not included in the Prospectus (Part II).

     The undertaking to file reports.

     The signatures.

     Written consents of the following persons:

                    Willkie Farr & Gallagher (included in Exhibit 3.2) ____________________ (included in Exhibit 5.1)

The following exhibits:


1.1           --Form of Trust Agreement**
1.2           --Not applicable
1.3(a)        --Form of Underwriting Agreement between the Sponsor and Salomon
                Smith Barney Inc.**
1.3(b)        --Not applicable
1.3(c)        --Not applicable
1.4           --Not applicable
1.5           --Form of Certificate.**
1.6           --Certificate of Incorporation and By-laws of the Sponsor.**
1.7           --Not applicable
1.8           --Not applicable
1.9           --Not applicable
1.10          --Not applicable
***1.11       --Code of ethics under Rule 17-1 of the Trust and the Sponsor.
***2          --Opinion of counsel as to the legality of the securities being issued including their consent to the use of their name under the headings "Certain Federal Income Tax Considerations and "Miscellaneous" in the Prospectus.
3             --Not applicable
4             --Not applicable
*5            --Consent of independent accountants.
6             --Power of attorney


--------------

 *To be filed by amendment.


**Incorporated by reference from the Registration Statement on Form S-3 (File
  No. 33-55860) dated

[ADD DATE]______________.

*** Filed herewith.



                           UNDERTAKING TO FILE REPORTS

     Subject to the terms and condition of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereinafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED IN THE CITY OF NEW YORK AND STATE OF NEW YORK ON THE 25TH DAY OF AUGUST, 2000.


     A majority of the members of the Board of Directors of Structured Products Corp. has signed this Registration Statement or Amendment to the Registration Statement pursuant to Powers of Attorney authorizing the person signing this Registration Statement or Amendment to the Registration Statement to do so on behalf of such members.

                                        STRUCTURED PRODUCTS CORP.

                                        By: /s/ Matthew R. Mayers
                                            ------------------------------
                                        Name: Matthew R. Mayers
                                        Title: Assistant Vice President

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

                                                                Date


               *                                                August 25, 2000
------------------------------
Name:  Martin J. Gruber
Title: Director


               *                                                August 25, 2000
------------------------------
Name:  Nathaniel H. Leff
Title: Director


               *                                                August 25, 2000
------------------------------
Name:  Marcey Engel
Title: Director


               *                                                August 25, 2000
------------------------------
Name:  Timothy Beaulac
Title: President (Principal
       Executive Officer)


               *                                                August 25, 2000
------------------------------
Name:  Mark I. Kleinman
Title: Treasurer (Principal
       Financial Officer and
       Accounting Officer)

* The undersigned, by signing his name hereto, does hereby sign this Registration Statement on behalf of each of the persons indicated above pursuant to a power of attorney filed as Exhibit 6 of the Registration Statement.


                                        By: /s/ Matthew R. Mayers
                                            ------------------------------
                                        Name:  Matthew R. Mayers
                                        Title: Assistant Vice President


Dated: August 25, 2000